                            SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant  [ ]

Filed by a Party other than the Registrant  [X]

Check the appropriate box:

[X]  Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[ ]  Definitive Proxy Statement
[ ]  Definitive Additional Materials
[ ]  Soliciting Materials Pursuant to (S) 240.14a-11(c) or (S) 240.14a-12

                              CHRYSLER CORPORATION
                (Name of Registrant as Specified in Its Charter)

                              TRACINDA CORPORATION
                   (Name of Person(s) Filing Proxy Statement)

Payment of Filing Fee (Check the appropriate box):

[ ]  $125 per Exchange Act Rules 0-11(c)(1)(ii), 14a-6(i)(1), 14a-6(i)(2) or
     Item 22(a) (2) of Schedule 14A.

[X] $500 per each party to the controversy pursuant to Exchange Act Rule 14a-6(i)(3).

[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

     (1) Title of each class of securities to which transaction applies:_____________

     (2) Aggregate number of securities to which transaction applies:_____________

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11. (Set forth the amount on which the filing fee is calculated and state how it was determined):_________________

     (4)  Proposed maximum aggregate value of transaction:_____________________

     (5)  Total fee paid:___________

[ ]  Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1)  Amount Previously Paid:_______________

     (2)  Form, Schedule or Registration Statement No.:________________

     (3)  Filing Party:____________

     (4)  Date Filed:_____________

                                                                      EXHIBIT 99

                               PRELIMINARY COPIES
                               ------------------

                    SUBJECT TO COMPLETION--NOVEMBER 21, 1995
                    ----------------------------------------

                      1996 ANNUAL MEETING OF STOCKHOLDERS
                                       OF
                              CHRYSLER CORPORATION

                          PRELIMINARY PROXY STATEMENT
                                       OF
                              TRACINDA CORPORATION

     This Preliminary Proxy Statement (this "Proxy Statement") is being furnished in connection with a possible solicitation of proxies by Tracinda Corporation, a Nevada corporation ("Tracinda"), at the 1996 Annual Meeting of Stockholders of Chrysler Corporation, a Delaware corporation (the "Company" or "Chrysler"), and at any adjournments or postponements thereof (the "Annual Meeting").

     As of the date of this Proxy Statement, Chrysler has not announced the date, time or place of the Annual Meeting or fixed the date for the determination of shareholders of record entitled to vote at the Annual Meeting.

     As described in more detail below, Chrysler has announced that its Board of Directors is conducting a 90-day review of Chrysler's corporate governance procedures and Board membership. Tracinda believes that it is important that Tracinda be able to participate actively in this review process. Accordingly, Tracinda is filing this Proxy Statement in order to assure that Tracinda will be free to communicate directly with Chrysler shareholders while the Board of Directors of Chrysler is conducting its review. Depending upon the results of Chrysler's review and Tracinda's discussions with other Chrysler shareholders, Tracinda reserves the right to solicit proxies or consents for use at the Annual Meeting or otherwise with respect to one or more proposals, including one or more of the proposals described herein. Alternatively, Tracinda may determine not to pursue any of such proposals and may withdraw this Proxy Statement.

     According to the Company's filings with the Securities and Exchange Commission (the "SEC"), as of September 30, 1995, there were 382,560,840 shares of common stock, par value $1.00 per share, of the Company (the "Common Stock") issued and outstanding, each of which is entitled to one vote. As of such date, Tracinda and Mr. Kirk Kerkorian, the sole shareholder of Tracinda, were the beneficial owners of 51,900,000 shares of Common Stock in the aggregate, or approximately 13.6% of the number of shares of Common Stock reported by the Company to be outstanding.

                             ______________________

     This Proxy Statement is first being furnished to Chrysler shareholders on
or about [                ], 1995.  If Tracinda determines to solicit proxies
for use at the Annual Meeting, Tracinda intends to amend this Proxy Statement and to furnish such amended Proxy Statement in definitive form, together with a
form of proxy, to Chrysler shareholders on or about [          ], 1996.  Any
such proxy solicited may be revoked as to all matters at any time prior to the time a vote is taken by filing a later dated written revocation, by submitting a duly executed proxy bearing a later date, or by attending and voting at the Annual Meeting in person. The principal executive offices of Chrysler are located at 12000 Chrysler Drive, Highland Park, Michigan 48288-0001.


IMPORTANT:  TRACINDA IS NOT CURRENTLY ASKING YOU FOR A PROXY AND YOU ARE
---------
REQUESTED NOT TO SEND US A PROXY.

                                   BACKGROUND

     On October 25, 1995, Tracinda delivered the following letter to Mr. Robert
J. Eaton, Chairman of the Board and Chief Executive Officer of Chrysler:

     Mr. Robert J. Eaton
     Chairman and Chief Executive Officer
     Chrysler Corporation
     12000 Chrysler Drive
     Highland Park, Michigan 48288

     Dear Bob:

          Tracinda Corporation has been an owner and supporter of Chrysler for more than five years. During this period, Tracinda has raised its ownership to almost 52 million shares, a significant number of which were purchased at Chrysler's request. As we have told you in the past, our interests and those of other shareholders are identical -- we want Chrysler to grow and prosper, thereby increasing value for all shareholders.

          Tracinda has always viewed, and continues to view, its investment in Chrysler as a long-term investment. Given the magnitude of our position and our long-term focus, we will continue to actively manage our investment. As you know, we currently have no intention to acquire Chrysler. We intend to remain focused on enhancing long-term value for all Chrysler shareholders; we will not be deterred from that objective.

          Among the key areas that we believe are important to Chrysler and all of its shareholders are the following:

          . Changes to ensure appropriate shareholder participation in corporate governance, including representation on the Board of Directors and providing shareholders with voting rights on significant corporate transactions;

          . Consideration of additional stock buybacks and other value enhancement strategies; and

          .  Continued emphasis on product quality and cost containment.

          We have formulated the following proposal based on the premise that you are working with us in good faith to achieve a mutually satisfactory resolution which benefits all of Chrysler's constituencies. Our proposal is offered in a spirit of compromise, in the hope of creating an atmosphere of mutual support:

          First and foremost, Jerry York and two other persons to be mutually agreed upon by Chrysler and Tracinda should join the Board of Directors of Chrysler. These new Board members would, of course, represent the interests of all shareholders and would be voted on annually by the shareholders.

          Second, while Chrysler and we share the objective of long-term growth for the company, it is apparent that we do not appear to agree on Chrysler's cash retention policy. We believe that a committee of outside directors should be appointed to review the appropriate size of Chrysler's cash cushion. We suggest that Chrysler designate one of its investment bankers to work with Wasserstein Perella to study these issues. The two bankers would then report jointly to the committee.

          Third, we request that Chrysler review its corporate governance policies and, at a minimum, make the following specific modifications:

               .  Adopt an anti-greenmail bylaw or charter amendment;

               . Require shareholder approval of issuances of significant amounts of Chrysler's blank check preferred stock and other block placements of voting stock; and

               . Raise the threshold under the company's poison pill rights plan from 15% to 20%.

          We believe that all of the elements of this program should be implemented. We further believe that a majority of Chrysler shareholders will share our view. We would like to see a prompt and amicable resolution to these issues, as we believe this would be in the best interests of all involved. In any event, Tracinda will continue to act in a prudent and determined manner.

          If it would be helpful in resolving these issues, we would welcome the opportunity to meet in person with the Executive Committee of the Board of Directors or the complete Board to discuss these matters.

                                    Sincerely,

                                    Jerome B. York
                                    Vice Chairman

     On November 2, 1995, Mr. Eaton delivered the following letter to Mr.
Kerkorian:

     Mr. Kirk Kerkorian
     Chief Executive Officer and President
     Tracinda Corporation
     4835 Koval Lane
     Las Vegas, Nevada  89109

     Dear Kirk:

          We are sending the attached letter and press release to our major shareholders today. As we discussed by phone, the Chrysler Board of Directors will consider all of your proposals as part of its overall governance review. It will take all of them seriously, but precisely because it is serious business, the Board believes the review must be thorough and involve direct discussions with other major shareholders. I hope you agree that this makes sense given the importance of your proposals and their potential impact on the Company.

          As I mentioned to you, I plan to visit with you soon to seek your personal input on the Board's governance review.

          I look forward to seeing you.

                                    Sincerely,

                                    Bob

     The text of the form of letter sent to major shareholders of Chrysler on November 2, 1995 and the press release issued by Chrysler on November 2, 1995 are set forth below:

     Dear __________:

     As we promised during our meetings and conversations in recent months, we want to keep you informed of events at Chrysler. The attached press release outlines initiatives approved by the Chrysler Board of Directors at its meeting today. I hope you will agree that the steps outlined represent a significant commitment on the part of Chrysler to ensure that the Company continues to hear and respond to shareholders on important matters of corporate governance and corporate policy.

     Chrysler's Board, its management team and I are all dedicated to building the world's top-performing car company and thereby maximizing long-term value for all Chrysler shareholders. The cornerstone of the value creation process is a long-term strategic plan and a management team that together can best utilize the Company's assets to create the most exciting and satisfying products for our customers and to manufacture and sell those products competitively.

     I believe that we have a management team and a long-term strategy that will accomplish these goals. Indeed, I think you will agree that the progress Chrysler has made in both the product and financial markets in the past five years has been outstanding.

     Chrysler's Board believes, as do I, that a critical part of the value creation process lies in an effective corporate governance process. The Board must be strong and reflective of shareholder interests. In addition, consultation with shareholders is important. We must understand how our shareholders feel about the Company, and we must seek to respond to any concerns that they may have.

     In recent weeks we have visited with many of our largest shareholders. As you know, during that period, we have also received a series of proposals from Kirk Kerkorian. The Board regularly reviews Chrysler's governance structure, financial policies, and Board membership. Overall, we believe that Chrysler's current corporate governance and financial policies are sound.

     We also believe, however, that it is possible that some changes could benefit the Company and its shareholders. We are open to suggestions for change - if they genuinely enhance value and strengthen the Company for all
                                                                             ---
     Chrysler shareholders.

     In this regard, let me emphasize that in conducting the review outlined in the attached press release, the Board and management will weigh, and separate, issues that benefit particular parties from those that benefit all Chrysler holders. Our Board has a responsibility to ensure that Chrysler's decisions do not provide differential benefits to any specific shareholder.

     The Board anticipates completing this review and announcing its decisions on these matters within approximately 90 days.

     We believe in a strong governance process and are committed to a continuing, constructive dialogue with Chrysler's major holders. You will be hearing from us in the near future to schedule a time when we can speak directly to you and get your input on these issues.

                                   Sincerely yours,




                                   Robert J. Eaton

                     CHRYSLER BOARD OF DIRECTORS ANNOUNCES
                 IT WILL INITIATE A CORPORATE GOVERNANCE REVIEW

     HIGHLAND PARK, Mich. - Chrysler Corporation announced today that its Board of Directors will review the Company's corporate governance procedures and Board membership to evaluate whether incremental changes would be in the long term best interests of the Company and all of its shareholders. The review, to be conducted jointly by the Board and Chrysler's senior management, will involve direct consultation with Chrysler shareholders.

     Chrysler Chairman Robert J. Eaton cited two factors that influenced the Board's decision to conduct this review -- the recently received proposals from Kirk Kerkorian on corporate governance and Board membership and recent meetings between senior Chrysler executives and a number of Chrysler shareholders.

     "The meetings with our shareholders have convinced us that, while they are quite satisfied with Chrysler's performance and with our approach to corporate governance, we must remain committed to an ongoing dialogue and continuous self-examination," Eaton said. He indicated that the review represents an effort to ensure that Chrysler remains responsive to suggestions from its holders, while concurrently ensuring that no single shareholder has undue influence and that the Company's actions do not provide differential benefits to any individual.

     With respect to Mr. Kerkorian's proposals, Eaton said Kerkorian's suggestions regarding Board composition will be reviewed by the Board in light of its continuing belief that all directors should represent the interests of all shareholders. Eaton also noted that the 15 percent threshold in the Company's shareholder rights plan "is important in protecting shareholders against abusive takeover tactics, such as the acquisition of effective control of the Company without paying a premium."

     With respect to Kerkorian's governance proposals, Eaton said that the Company already has in place a formal policy adopted by its Board last April that restricts the Company's ability to issue preferred stock. In keeping with the Company's previously announced intention not to pay greenmail to anyone, Eaton said the Board also will consider adopting an anti-greenmail bylaw.

     Concerning Kerkorian's proposal for a special committee to review Chrysler's cash targets, Eaton noted that the full Chrysler Board regularly reviews this issue, together with other financial and operating policies, as part of its strategic planning process. Eaton added that the determination of the appropriate level of cash reserves is "an integral and vital part of this strategic planning process, and is best addressed by the full Board of Directors."

     Eaton indicated that Chrysler would discuss its policies in all of these areas with major shareholders as part of its governance review initiative, which the Company expects to complete within approximately 90 days.

     On November 20, 1995, Tracinda delivered the following letter to Mr. Eaton:

     Mr. Robert J. Eaton
     Chairman of the Board and
       Chief Executive Officer
     Chrysler Corporation
     12000 Chrysler Drive
     Highland Park, MI 48288-0001

     Dear Bob:

          We appreciate having had the opportunity to meet with you today to discuss Chrysler's 90-day corporate governance review process. We continue to believe that our discussions together have been helpful and have the potential for resolving issues.

          As we have discussed with you, it is extremely important that this process be objective. We believe this process should involve each of the following elements: (1) procedural fairness, including active
                              -------------------
     participation by your outside directors, the opportunity for Tracinda to communicate directly with other Chrysler shareholders regarding our proposals and this process, and an understanding of your schedule for meeting with Chrysler shareholders; (2) a balanced presentation of all of
                                               ---------------------
     the proposals contained in Tracinda's letter of October 25, 1995; and (3) impartial reporting on the results of this process, including interim
     -------------------
     status reports, and the involvement of a neutral party or independent expert to explain all sides and to report to shareholders. We also would like to have the opportunity to express our views directly to the Board.

          As you know, in order to communicate our views directly to other Chrysler shareholders, it is required that we make appropriate filings with the SEC since the Chrysler Board does not include a person affiliated with Tracinda. Accordingly, we plan to file preliminary proxy soliciting materials promptly with the SEC. The materials will relate to Chrysler's 1996 Annual Meeting of Shareholders. We will not currently solicit or accept proxies for use at that meeting, but reserve the right to do so in the future depending upon a number of factors, including the response of Chrysler shareholders to the process to be conducted over the next two and a half months. This filing is being made solely so that we can take part in the very process that you have designed and is of course not a hostile act.

          Bob Lanigan's and your statements at our meeting today that none of our proposals have been prejudged by the Board, that the Board would control and monitor this process and that management would take a neutral position regarding our program during this process were encouraging. The skepticism of the financial media regarding your process might well be eliminated if Chrysler would issue a press release to that effect. This is particularly true, since certain recent statements attributed to Chrysler representatives reflect an apparent rush to judgment regarding certain elements of our program. In your letter to Tracinda of November 2, 1995, you stated that "the Chrysler Board of Directors will consider all of [Tracinda's] proposals as part of its overall governance review [and] ... will take all of them seriously". However, the response attributed to Chrysler with regard to my inclusion on its Board of Directors appears to suggest either that I would not be cognizant of my fiduciary duties to all Chrysler shareholders or that it is contrary to the interests of all shareholders that any Board member be affiliated with a significant shareholder. As you are aware, all directors have a fiduciary duty to all
                                     ---                                    ---
     shareholders. As a former Chrysler and IBM director, I fully appreciate my fiduciary responsibilities. Your Board members, in the aggregate, own less than 0.1% of Chrysler's outstanding shares; we own 51,900,000 shares or 13.6% of Chrysler's outstanding shares. We purchased our shares for cash, the way other shareholders do -- we received no grants of shares and exercised no stock options. Unlike management, we have sold no shares in the past five years. It should be self-evident that shareholders are better served by a Board which has substantial equity ownership than by a Board comprised of members having little or no stock ownership. Moreover, the inclusion on the Chrysler Board of an outside director with substantial and broad experience in the automotive industry can only benefit all Chrysler shareholders and other Chrysler stakeholders.

          Our preliminary proxy materials will indicate that we propose replacing Joseph Antonini as a director. While we can imagine that Mr. Antonini's perspective has been valuable to Chrysler, Tracinda believes that my broad background and experience in both the automotive industry and at Chrysler, including as CFO, would enable me to make a substantial contribution to the Chrysler Board.

          We were perplexed by the disclosure in your November 2, 1995 press release that the Chrysler Board in April of this year adopted a policy restricting certain issuances of preferred stock. We do not understand why this policy was not previously disclosed or your reluctance to provide us with a copy of the policy.

          We also noted your apparent immediate rejection of our proposal for a review of Chrysler's cash retention policies by a committee of outside directors. Of course, the establishment of such a committee would not diminish the ultimate authority and responsibility of the full Chrysler Board to act on the committee's recommendations. In our view, having an independent committee review this issue with its own independent advisers can only be beneficial to Chrysler, and we are disturbed that an issue of this significance to all Chrysler shareholders appears to have been prejudged.

          Tracinda has been an owner and supporter of Chrysler for more than five years. No element of our program would benefit Tracinda at the expense of other shareholders. We believe that these proposals are important to all shareholders, will strengthen Chrysler and should not be inconsistent with the interests of Chrysler's management.

                                    Sincerely,



                                    Jerome B. York
                                    Vice Chairman

                  PURPOSE OF THIS PRELIMINARY PROXY STATEMENT

     Tracinda believes that it is important that Tracinda be able to participate actively in Chrysler's 90-day corporate governance and Board membership review process, including communicating directly with shareholders of Chrysler. Tracinda intends to urge Chrysler shareholders to support the proposals contained in its October 25, 1995 letter to Mr. Eaton, in order to convince the Board of Directors of Chrysler to adopt these proposals. While Tracinda believes that such participation should not be deemed to constitute a solicitation of proxies or consents, Tracinda is filing this Proxy Statement in order to ensure that Tracinda will be free to engage in discussions with Chrysler shareholders while the Board of Directors of Chrysler is conducting its review. Depending upon the results of Chrysler's review and Tracinda's discussions with Chrysler shareholders, Tracinda reserves the right to solicit proxies or consents for use at the Annual Meeting or otherwise with respect to one or more proposals, including one or more of the proposals described below under "The Proposals". Alternatively, Tracinda may determine not to pursue any of such proposals and may withdraw this Proxy Statement.

                                 THE PROPOSALS

     At the Annual Meeting, Tracinda may present one or more of the following proposals for approval by Chrysler shareholders:

     (1) A proposal for the election of Jerome B. York as a director of Chrysler.

     (2) A proposal opposing the re-election of Joseph E. Antonini as a director of Chrysler.

     (3) A proposal for the adoption of the following non-binding resolution to increase the size of the Board of Directors of Chrysler to add two additional directors:

          WHEREAS, the shareholders of Chrysler Corporation (the "Company") believe that it is in the best interests of the Company and its shareholders to increase the number of independent, non-officer directors of the Company;

          RESOLVED, that the shareholders of the Company hereby urge the Board of Directors of Chrysler to increase the size of the Board of Directors to add two additional directors who (a) are not officers of Chrysler, (b) have no material business relationship with, and are not affiliates or associates (within the meaning of Rule 405 under the Securities Act of 1933, as amended) of any person who has any material business relationship with, Chrysler or any of its subsidiaries or directors or any affiliate or associate of any of the foregoing persons, and (c) in the opinion of the Nominating Committee of the Board of Directors of Chrysler, taking into consideration the suggestions of Chrysler's major shareholders, are otherwise qualified to serve as directors of Chrysler.

     Tracinda believes that it would be in the best interests of Chrysler and its shareholders to add two additional disinterested directors to the Chrysler Board of Directors in order to bring a fresh perspective to the Board of Directors. These two additional board members would represent the interests of all shareholders and would be elected annually with the other members of the Board of Directors. The purpose of this resolution is to provide all Chrysler shareholders with the opportunity to express their views regarding composition of the Board of Directors.

     (4) A proposal for the adoption of the following non-binding resolution seeking the formation of a Shareholder Value Committee of the Board of Directors of Chrysler:

          WHEREAS, the shareholders of Chrysler Corporation (the "Company") believe that a comprehensive, independent review of the Company's financial policies is in the best interests of the Company and its shareholders;

          RESOLVED, that the shareholders hereby urge the Board of Directors to:

     (a) designate a committee of directors who are not officers of the Company (the "Shareholder Value Committee") to undertake a comprehensive review of the Company's financial policies, including its policies with respect to cash retention, capitalization, cost containment, international expansion and disposition of non-core assets;

     (b) designate, at the Company's option, either (i) a nationally recognized investment banking firm which does not have a material relationship with the Company, or (ii) one of the Company's current investment banking firms and Wasserstein, Perella & Co., Inc. (such firm or firms, as the case may be, hereinafter called the "Financial Adviser"), to undertake, subject to the supervision and direction of the Shareholder Value Committee, a detailed analysis of the Company's financial policies, and provide to the Financial Adviser all information in the Company's possession relevant to such analysis;

     (c) cause the Financial Adviser to report to the Shareholder Value Committee the results of its analysis and any recommendations of the Financial Adviser; and

     (d) cause the Shareholder Value Committee to report to the Board of Directors its conclusions as to the appropriateness of the Company's current financial policies and any recommendations of the Committee with respect to changes to such policies to enhance value for all Chrysler shareholders.

     Tracinda previously has urged the Chrysler Board of Directors to form a committee of outside directors to review Chrysler's cash retention policies. In Tracinda's view, having an independent committee review Chrysler's financial policies with its own advisers can only be beneficial to Chrysler. The purpose of this resolution is to permit all Chrysler shareholders to communicate to the Board of Directors the importance of a serious and independent review of Chrysler's financial policies.

     (5) A proposal for the adoption of the following resolution in order to amend the By-Laws of Chrysler to prohibit the practice of "greenmail":

          WHEREAS, the Board of Directors of Chrysler Corporation (the "Company") has previously announced its opposition to the practice of "greenmail"; and

          WHEREAS, the shareholders of the Company believe it is in the best interests of the Company and its shareholders that the Board of Directors' position be reflected by an amendment to the By-Laws of the Company prohibiting the payment of "greenmail";

          RESOLVED, that the By-Laws of the Company shall be amended to add the following provisions:

     Anti-Greenmail.  (a)  Except as set forth in subsection (b) hereof, in
     --------------
     addition to any affirmative vote of stockholders required by any provision of law, the Certificate of Incorporation or By-Laws of the Corporation, or any policy adopted by the Board of Directors, neither the Corporation nor any subsidiary shall knowingly effect any direct or indirect purchase or other acquisition of any shares of any class or classes of capital stock issued by the Corporation from any Interested Person (i.e., any person who
                                                           ----
     is the direct or indirect beneficial owner of more than one percent (1%) of the aggregate voting power of the shares of capital stock of the Corporation), without the affirmative vote of the majority of shares present in person or represented by proxy at a meeting of the Corporation's stockholders and entitled to vote on the matter, excluding shares of capital stock beneficially owned by such Interested Person, voting together as a single class. Such affirmative vote shall be required notwithstanding the fact that no vote may be required, or that a lesser percentage may be specified, by law or any agreement with any national securities exchange, or otherwise.

          (b) The provisions of subsection (a) hereof shall not be applicable with respect to:

            (i) any purchase, acquisition, redemption or exchange of shares of capital stock, the purchase, acquisition, redemption or exchange of which, at the time any such transaction is entered into, is provided for in the Certificate of Incorporation (including any resolution or resolutions of the Board of Directors providing for the issuance of Preferred Stock by the Corporation);

            (ii) any purchase or other acquisition of shares of any class of capital stock made as part of a tender or exchange offer by the Corporation to purchase shares of the same class made on the same terms to all holders of such shares and complying with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (or any successor provisions to such Act, rules or regulations);

            (iii) any purchase or acquisition of shares of capital stock made pursuant to an open market purchase program which has been approved by the Board of Directors; or

            (iv) any purchase or acquisition of shares of capital stock made from, or any purchase or acquisition of shares of capital stock made pursuant to or on behalf of, an employee benefit plan maintained by the Corporation, or any subsidiary or any trustee of, or fiduciary with respect to any such plan when acting in such capacity.

          (c) The Board of Directors shall have the exclusive right and power to interpret the provisions of this By-Law, including, without limitation, the adoption of written definitions of terms used in this By-Law (any such definitions shall be filed with the Secretary, and such definitions as may prevail shall be made available to any stockholder upon written request); any such interpretation made in good faith shall be binding and conclusive upon all holders of shares of capital stock.

          (d) This By-Law may not be amended without the affirmative vote of the majority of shares present in person or represented by proxy at a meeting of the Corporation's stockholders and entitled to vote on the matter.

     Tracinda believes that the practice of "greenmail" can result in unfair treatment of shareholders and corporate disruption that is detrimental to the interests of a company and its shareholders. This By-Law amendment is designed to deter persons from accumulating a significant position in Chrysler's stock with a view to forcing Chrysler to repurchase their stock and to provide assurance to Chrysler shareholders that no 1% or greater shareholder will be able to effect any sale of capital stock to Chrysler or its subsidiaries other than in a transaction open to all shareholders. Under the proposed By-Law, shareholder approval (subject to the exceptions described above in subsection
(b) of the proposed By-Law) would be required for any repurchase of capital stock from a 1% or greater shareholder.

     (6) A proposal for the adoption of the following resolution in order to amend the By-Laws of Chrysler to require shareholder approval of issuances of Chrysler's "blank check" preferred stock and block placements of Common Stock:

          WHEREAS, the Certificate of Incorporation of Chrysler corporation authorizes the issuance, in one or more series, of "blank check" preferred stock, or of common stock, without stockholder approval; and

          WHEREAS, such preferred stock or common stock may be issued on terms which may unfairly impact the rights of existing stockholders;

          RESOLVED, that the By-Laws of the Company shall be amended to add the following provisions:

     Certain Issuances of Capital Stock.  (a)  In addition to any affirmative
     ----------------------------------
     vote of stockholders required by any provision of law, the Certificate of Incorporation or By-Laws of the Corporation, the Corporation shall not (i) issue or sell any shares of any class or series of Preferred Stock or (ii) issue or sell, in one transaction or series of related transactions with the same person or any affiliate (as defined in Rule 405 under the Securities Act of 1933, as amended) of such person, a number of shares of Common Stock representing 10% or more of the then outstanding shares of Common Stock, without the affirmative vote of the majority of shares present in person or represented by proxy at a meeting of the Corporation's stockholders and entitled to vote on the matter.

     (b) The provisions of subsection (a) hereof shall not be applicable with respect to:

            (i) any issuance of shares of the Corporation's Junior Participating Cumulative Preferred Stock in accordance with the Amended and Restated Rights Agreement dated as of December 14, 1990, as amended, between the Corporation and First Chicago Trust Company of New York; or

            (ii) any issuance or sale of shares of any series of Preferred Stock or Common Stock pursuant to a transaction (whether by way of stock dividend, stock split, recapitalization, corporate restructuring, reorganization, merger, exchange offer, rights offering or similar transaction) made on the same terms to all holders of Common Stock and in compliance with the applicable requirements of federal and state laws.

     (c) This By-Law may not be amended without the affirmative vote of the majority of shares present in person or represented by proxy at a meeting of the Corporation's stockholders and entitled to vote on the subject matter.

     Tracinda believes that the ability to place a block of Common Stock or to issue "blank check" preferred stock may have the effect of unfairly diluting the economic or voting rights of existing shareholders and may have certain "anti-takeover" effects. Under the rules of the New York Stock Exchange (the "NYSE"), shareholder approval is required for any issuance (other than in a public offering for cash) by Chrysler of Common Stock or other securities convertible or exercisable for Common Stock if (i) the Common Stock has or will have upon issuance voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such stock or other securities, or (ii) the Common Stock to be issued is or will be equal to or in excess of 20% of the number of shares of Common Stock outstanding before the issuance of the stock. Tracinda believes that the above-described rules of the NYSE do not provide adequate protection to Chrysler's shareholders against the effects described above. Moreover, based on current market prices, Chrysler could place in excess of $3.5 billion of stock with a single purchaser without shareholder approval. Under the proposed By-Law, shareholder approval (subject to the exceptions described above in subsection (b) of the proposed By-Law) would be required (i) for any issuance of Common Stock representing 10% or more of the then outstanding shares of Common Stock, or (ii) for any issuance of "blank check" preferred stock.

     (7) A proposal for the adoption of the following resolution in order to amend the By-Laws of Chrysler to require shareholder approval of certain poison pill rights plans:

          WHEREAS, Chrysler Corporation (the "Company") is a party to the Amended and Restated Rights Agreement dated as of December 14, 1990, as amended (the "Existing Rights Agreement"), between the Company and First Chicago Trust Company of New York; and

          WHEREAS, the Company hereafter may become a party to another agreement or instrument similar to the Existing Rights Agreement (all such other agreements and instruments hereinafter called "Future Rights Agreements"); and

          WHEREAS, certain provisions of the Existing Rights Agreement or any Future Rights Agreements may be unduly restrictive and adversely impact the market for the Company's common stock; and

          RESOLVED, that the By-Laws of the Company shall be amended to add the following provisions:

     Rights Plans  (a)  In addition to any affirmative vote of stockholders
     ------------
     required by any provision of law, the Certificate of Incorporation or By-Laws of the Corporation, the Corporation shall not maintain any Rights Agreement (as hereinafter defined) that triggers dilution of the stock ownership interest of any beneficial owner of Common Stock by reason of the beneficial ownership by such stockholder of less than 20% of the outstanding shares of Common Stock, without the affirmative vote of the majority of shares present in person or represented by proxy at a meeting of the Corporation's stockholders and entitled to vote on the matter (the "Requisite Stockholder Vote"). The term "Rights Agreement" means the Amended and Restated Rights Agreement dated as of December 14, 1990, as amended, between the Company and First Chicago Trust Company of New York or any similar agreement or instrument entered into by the Company.

     (b) Within 60 days of the effective date of this By-Law, the Company shall either amend the Existing Rights Agreement so as to bring the Existing Rights Agreement into compliance with this By-Law, or redeem all the Preferred Share Purchase Rights issued under the Existing Rights Agreement.

     (c) This By-Law may not be amended without the affirmative vote of the majority of shares present in person or represented by proxy at a meeting of the Corporation's stockholders and entitled to vote on the matter.

     Under Chrysler's original rights agreement, adopted on February 4, 1988, the threshold of beneficial ownership at which the Preferred Share Purchase Rights (the "Rights") "flip-in" (i.e., become exercisable to buy Common Stock at
                                 ----
a reduced price) was 30%. On September 7, 1989, Chrysler reduced such 30% trigger to 20%. On December 14, 1990, after Tracinda purchased 23 million shares of Common Stock, which then represented approximately 9.8% of the outstanding Common Stock, Chrysler reduced the trigger to 10%. Following a request by Tracinda in November 1994 that Chrysler redeem all the Rights issued under the Existing Rights Agreement, on December 1, 1994, Chrysler increased the trigger under the Existing Rights Agreement from 10% to 15%. Tracinda believes that the present 15% ownership threshold in the Existing Rights Agreement unnecessarily restricts acquisitions of Chrysler stock and may adversely affect the market for the Common Stock. Adoption of this By-Law would shift from the Board to the shareholders the power to determine whether restricting ownership at a level below 20% is in the interests of Chrysler and its shareholders.
Under the proposed By-Law, (i) Chrysler would have to obtain shareholder approval for the 15% trigger in the Existing Rights Agreement or would have to either increase the trigger to 20% or redeem the Rights, and (ii) Chrysler could not adopt a Future Rights Agreement with a trigger of less than 20% without shareholder approval.

IMPORTANT:  TRACINDA IS NOT CURRENTLY ASKING YOU FOR A PROXY WITH RESPECT TO THE
---------
FOREGOING PROPOSALS AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

Following the conclusion of Chrysler's review of its corporate governance policies and Board membership, Tracinda will make a determination whether to submit one or more of the foregoing proposals for approval by shareholders of Chrysler at the Annual Meeting. Tracinda also reserves the right to make one or more additional proposals, including proposals for the election of additional nominees of Tracinda as directors of Chrysler. If Tracinda determines to nominate Jerome B. York for election as a director of Chrysler at the Annual Meeting, it intends to oppose the re-election of Joseph E. Antonini as a director of Chrysler.

                               VOTING PROCEDURES

     The shares of Common Stock are the only class of capital stock of Chrysler entitled to vote on any of the proposals set forth under "The Proposals" above. Every holder of Common Stock is entitled to one vote for each share of Common Stock held. In accordance with Chrysler's By-Laws, at the Annual Meeting, the holders of all the shares of Common Stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum of the shareholders for all purposes, unless the representation of a larger number shall be required by law, Chrysler's Certificate of Incorporation or the By-Laws for the purpose of a quorum, and in that case the representation of the number so required shall constitute a quorum. In accordance with Chrysler's By-Laws, the election of directors and all other matters before the Annual Meeting will be decided by a plurality vote, except as otherwise provided by law, Chrysler's Certificate of Incorporation or the By-Laws. If Tracinda determines to submit any of the proposals set forth under "The Proposals" above for approval by shareholders of Chrysler at the Annual Meeting, such proposal will be decided by plurality vote. Abstentions and broker non-votes are not votes cast and therefore will not be counted in determining voting results, although abstentions and broker non-votes will be counted in the determination of a quorum. Inspectors of election that are appointed by the Board of Directors or, if no such appointment is made, by the presiding officer at the Annual Meeting, will tabulate the votes cast.

     Under Article I, Section 9 and Article I, Section 10 of the By-Laws of Chrysler, a shareholder's notice of business to be brought at an annual meeting or of nominations for director must be delivered to or mailed and received at the principal executive offices of Chrysler not less than 60 days nor more than 90 days prior to the annual meeting; provided, however, that if less than 70
                                     --------  -------
days' prior notice or prior public disclosure of the date of the annual meeting is given or made to shareholders, notice by the shareholder to be timely must be so received not later than the close of business on the 10th day following the day on which notice of the date of the meeting or such public disclosure was made.

     As of the date of this Proxy Statement, Chrysler has not announced the date, time or place of the Annual Meeting or fixed the date for the determination of shareholders of record entitled to vote at the Annual Meeting. If Tracinda determines to submit one or more proposals for approval by Chrysler shareholders at the Annual Meeting, including one or more of the proposals described above under "The Proposals", it will comply with the advance notice requirements described above.

                       INFORMATION ABOUT PROPOSED NOMINEE

     Jerome B. York (age 57) has served in a number of executive positions at Chrysler, including Executive Vice President-Finance and Chief Financial Officer from 1990 to 1993. He also served as a director of Chrysler from 1992 to 1993. In 1993 he joined International Business Machines Corporation as Senior Vice President and Chief Financial Officer, and he served as a director of IBM from January 1995 to August 1995. He has served as Vice Chairman of Tracinda since September 1, 1995. Mr. York's business address is 4835 Koval Lane, Las Vegas, NV 89109. Mr. York also is a director of MGM Grand, Inc. (an affiliate of Tracinda).

     The preceding information concerning the age, principal occupation and business experience during the last five years has been furnished to Tracinda by Mr. York. Mr. York has expressed his willingness to serve on the Board of Directors of Chrysler. Tracinda has agreed to bear all costs and expenses of Mr. York in connection with his candidacy and his participation in this solicitation. Tracinda anticipates that, if elected, Mr. York will receive the usual and customary compensation from Chrysler for his services as director.

     According to Chrysler's 1995 Notice of Annual Meeting and Proxy Statement, the fees being paid to directors who are not officers of Chrysler or its subsidiaries are as follows: annual fee for serving as a director, $21,000; fee for each Board meeting attended, $500; fee for each other day of service, $2,000; annual fee for serving on a Board committee (Management Resources and Compensation Committees considered as one), $4,000; additional annual fee for serving as chairperson of a committee, $2,000; and fee for attending one or more committee meetings held on the same day, $500.

     Under the Chrysler Corporation 1991 Stock Compensation Plan approved by the stockholders, nonemployee directors receive options with related stock appreciation rights ("SARs") for 1,500 shares of Common Stock as of the date of their election or reelection as a director at any annual or special meeting of stockholders. The Company also provides business travel accident insurance coverage in the amount of $250,000 to each nonemployee director. In addition, the Company provides an annual retirement benefit payable for life to nonemployee directors with five or more years of service equal to one hundred percent of the annual retainer for directors in effect at the time of the individual's retirement from the Board. A director retiring from the Board with less than five years service receives an annual retirement benefit in the same amount, but only for a period equal to the time served as a director.

     Under the Chrysler Salaried Employees' Supplemental Savings Plan, nonemployee directors may elect in advance to defer all or a portion of the above fees and proceeds in connection with the exercise of options or SARs, whether payable in the form of cash or Common Stock. Such directors may self-direct assets in their deferral accounts among a variety of investments. Directors may elect to receive payment of their deferred compensation in a lump sum or in annual installments not to exceed ten years.

              OTHER MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING

     Tracinda anticipates that at the Annual Meeting shareholders will be asked
(1) to elect a slate of directors who will serve until the 1997 Annual Meeting of Stockholders,

(2) to ratify the selection of Chrysler's independent public accountants to audit the books, records and accounts of Chrysler for the year 1996, and (3) to act upon other shareholder proposals, if such proposals are presented at the meeting. Tracinda is not making any recommendation on these matters at this time and is not soliciting your proxy on these matters at this time.

                            SOLICITATION OF PROXIES

     If Tracinda determines to solicit proxies for use at the Annual Meeting, such proxies may be solicited by mail, advertisement, telephone or facsimile and in person. Solicitations may be made by officers and other employees of Tracinda, none of whom will receive additional compensation for such solicitation. Tracinda may request banks, brokerage houses and other custodians, nominees and fiduciaries to forward all its solicitation materials to the beneficial owners of Common Stock they hold of record. If Tracinda determines to solicit proxies for use at the Annual Meeting, Tracinda will reimburse these record holders for customary clerical and mailing expenses incurred by them in forwarding these materials to their customers.

     Tracinda has retained D.F. King & Co., Inc. ("D.F. King") for solicitation and advisory services. Tracinda has agreed to pay D.F. King a fee of $[
] and to reimburse D.F. King for its reasonable out-of-pocket expenses. Tracinda has also agreed to indemnify D.F. King against certain liabilities and expenses. If Tracinda determines to solicit proxies for use at the Annual Meeting, D.F. King will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. D.F. King has informed Tracinda that it anticipates that it would employ up to approximately 350 persons to solicit shareholders for the Annual Meeting.

     The following describes the arrangements entered into between Tracinda and Wasserstein, Perella & Co., Inc. ("WP&Co.") under the terms of an engagement letter, dated May 28, 1995; revisions to these arrangements between Tracinda and WP&Co. currently are being discussed. Tracinda has engaged WP&Co. to act as its financial advisor. Under the terms of its engagement letter, Tracinda has paid WP&Co. an initial fee of $7.5 million and also has agreed to pay WP&Co.: (i) an additional fee of $7.5 million if, during the period of WP&Co.'s engagement and the 18 months following the termination thereof, (a) Chrysler implements a transaction the stated of purpose which is to repurchase or exchange not less than $5 billion of Chrysler's then outstanding Common Stock within no more than 12 months of such announcement by Chrysler of such transaction (but excluding the $1 billion share repurchase program announced by Chrysler on December 1,
1994), or (b) Chrysler declares a dividend of not less than $5.00 per share payable on an annualized basis for no less than eight consecutive quarters; (ii) an additional fee of $12.5 million (against which any fees paid under clause (i) above shall be credited) upon the consummation of certain transactions at any time during the period of WP&Co.'s engagement and the 18 months following the termination thereof, including (a) a purchase by Tracinda or any of its affiliates of a majority of the then outstanding voting securities of Chrysler on a fully diluted basis, (b) a merger or consolidation involving Tracinda or any of its affiliates and Chrysler, (c) an asset transfer by Chrysler of all or a substantial portion of its assets to Tracinda or any of its affiliates, or (d) the election of, or the acquisition of the right to elect, such number of nominees, representatives or any affiliates to the Board of Directors of Chrysler representing in the aggregate at least a majority of the directors of Chrysler, without the vote of any other shareholder, whether or not such an election occurs; (iii) a fee of $5 million (which fee shall be credited against the fees paid or payable under clauses (i) and (ii) above) in the event Tracinda or any of its affiliates should sell more than 50% of the shares of Common Stock now owned or subsequently acquired at any time during the period of WP&Co.'s engagement and the 12 months following the termination thereof; (iv) customary fees (a) if WP&Co. acts as lead or co-lead managing underwriter or managing placement agent or renders any other service with respect to obtaining private or public financing for Tracinda in connection with any transaction covered by clause (ii) above, and (b) if WP&Co. performs any other service for which compensation has not previously been provided; and (v) a fee of $5 million (credited against the fees paid or payable under clause (iii) above) if a definitive agreement with respect to any of the transactions described in clause (ii) above has been executed and then subsequently abandoned by Tracinda for reasons reasonably deemed to be within its control.

     Tracinda also has agreed to reimburse WP&Co. for all reasonable out-of-pocket expenses, including reasonable fees and expenses of its counsel and any other consultants or advisors retained by WP&Co. in connection with the performance of its engagement and to indemnify WP&Co. and certain related persons against certain liabilities and expenses. If Tracinda determines to solicit proxies for use at the Annual Meeting, WP&Co. has informed Tracinda that approximately 20 employees of WP&Co. may communicate in person, by telephone or otherwise with institutions, brokers or other persons who are shareholders of Chrysler for the purpose of assisting in the solicitation of proxies for the Annual Meeting.

     Tracinda has engaged Whitworth and Associates ("Whitworth") to act as an advisor with respect to Tracinda's investment in Chrysler. Under the terms of such engagement, Tracinda has paid Whitworth a base fee of $1.5 million and has also agreed to pay Whitworth: (i) an additional single fee of $3.5 million, in the event that prior to the termination of Whitworth's engagement (a) Chrysler enters into a "Value Enhancing Transaction" as defined below; (b) Tracinda and/or any partnership, affiliate or joint venture to which Tracinda is a party (singly or collectively "Acquiror") is successful in obtaining minority representation on Chrysler's board of directors; or (c) Acquiror enters into an agreement with Chrysler pursuant to which (1) Chrysler effects a Value Enhancing Transaction, (2) Tracinda obtains minority representation on Chrysler's board of directors, or (3) Acquiror ceases in whole or in part its efforts to influence Chrysler; and (ii) an additional single fee of $6 million, less any amount paid pursuant to clause (i)
above, in the event that prior to the termination of Whitworth's engagement Acquiror is successful in (a) effecting an acquisition, directly or indirectly, of a majority of the Common Stock or of a material portion of the assets of Chrysler and its subsidiaries taken as a whole by way of tender offer, merger, negotiated business combination or otherwise, or (b) replacing a majority of the board of directors of Chrysler with nominees of Acquiror's choosing, in one transaction or a series of transactions. A "Value Enhancing Transaction" shall mean with respect to Chrysler (A) any increase or increases in Chrysler's annual dividend (whether paid in cash, securities (other than Common Stock) or assets) of more than 20% in the aggregate from the amount of Chrysler's regular dividend as of the date of Whitworth's engagement (i.e., $2.00 per share per year), (B)
                                          ----
the consummation of stock repurchases by Chrysler exceeding $1 billion in the aggregate (but not including any repurchases pursuant to the stock repurchase programs of $2 billion in the aggregate previously announced by Chrysler for 1995 and 1996), or (C) any spin-off of material assets or securities by Chrysler to shareholders, any recapitalization, reorganization, capital restructuring or partial or complete liquidation of Chrysler, any sale, merger or combination of Chrysler or any significant subsidiary to or with any party not affiliated with Tracinda, or any similar transaction.

     In addition, if within 18 months after termination of Whitworth's engagement an event occurs which would have entitled Whitworth to a fee pursuant to clause (i) or (ii) above, Whitworth will be entitled to compensation to the same extent as if Whitworth's services had not been terminated (unless Whitworth's engagement is terminated by reason of (x) a breach of Whitworth's obligations under its engagement or violation of law by Whitworth arising out of or relating to the services contemplated by its engagement, as determined by a final judgment of a court of competent jurisdiction, or (y) any action taken by Whitworth which Tracinda specifically instructed Whitworth in writing not to take). Tracinda has agreed to reimburse Whitworth for its reasonable out-of-pocket expenses and to indemnify Whitworth and certain related persons against certain liabilities and expenses. If Tracinda determines to solicit proxies for use at the Annual Meeting, Tracinda anticipates that Mr. Ralph Whitworth, the principal of Whitworth, may communicate in person, by telephone or otherwise with institutions, brokers or other persons who are shareholders of Chrysler for the purpose of assisting in the solicitation of proxies for the Annual Meeting.

     Whitworth has advised Tracinda that Whitworth has retained, at its own expense, Batchelder & Partners, Inc. to act as a consultant in connection with Whitworth's engagement. Under the terms of Whitworth's engagement, the retention by Whitworth of any consultant must be approved by Tracinda, and this retention has been approved.

     The entire expense of any solicitation by Tracinda of proxies for the Annual Meeting would be borne by Tracinda. At present, Tracinda does not intend to seek reimbursement for such expenses from Chrysler. Tracinda estimates that, if it determines to solicit proxies for use at the Annual Meeting, the costs incidental to such solicitation, including expenditures for advertising, printing, postage, legal and related
expenses would be approximately $[       ]. Total costs incurred to date in
furtherance of or in connection with the possible solicitation of proxies by
Tracinda are approximately $[       ].

                       CERTAIN INFORMATION ABOUT CHRYSLER

     Chrysler is a Delaware corporation with its principal executive offices located at 12000 Chrysler Drive, Highland Park, Michigan 48288-0001. The telephone number of Chrysler is (313) 956-5741.

     Chrysler is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, files reports and other information with the SEC. Reports, proxy statements and other information filed by Chrysler may be inspected and copied at the public reference facilities maintained by the SEC in Washington, D.C. at 450 Fifth Street, N.W., Room 1024, and at the following Regional Offices of the SEC: New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048, and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Requests should be directed to the SEC's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549; copies can be obtained at prescribed rates. Such material may also be inspected at the library of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     Schedule III sets forth certain information, as made available in public documents, regarding shares of Common Stock held by Chrysler management and persons who own more than five percent of the Common Stock.

                           1996 SHAREHOLDER PROPOSALS

     Chrysler's 1995 Notice of Annual Meeting and Proxy Statement indicates that any shareholder proposal to be considered for inclusion in the proxy soliciting material distributed by Chrysler prior to the 1996 Annual Meeting must be received by Chrysler not later than December 3, 1995, and should be addressed to Mr. William J. O'Brien, Vice President, General Counsel and Secretary of Chrysler, at the address given above under "Certain Information About Chrysler".

                           INFORMATION ABOUT TRACINDA

     Tracinda is a Nevada corporation and an investment company wholly owned by Mr. Kerkorian with its executive offices at 4835 Koval Lane, Las Vegas, NV 89109. Schedule I sets forth certain information about the director and the executive officers of Tracinda, as well as information about certain employees and other representatives of Tracinda who also may assist in any solicitation of proxies. Schedule II sets forth certain information relating to (i) securities owned by Tracinda and its director, executive officers, employees and other representatives, and (ii) transactions between any of them and Chrysler.

                                 OTHER MATTERS

     Chrysler owns two Michigan domiciled insurance companies, Chrysler Insurance Company and Chrysler Life Insurance Company. The Michigan Insurance Code provides that a person shall not enter into an agreement to merge with or otherwise to acquire control of a Michigan domestic insurer or any person controlling a Michigan domestic insurer unless, at the time an offer, request or invitation is made or an agreement is entered into, or prior to the acquisition of the securities if no offer or agreement is involved, the offer, request, invitation, agreement, or acquisition has been approved by the Michigan Commissioner of Insurance. Under the Michigan Insurance Code, it is presumed that any person owning 10% or more of an insurance holding company controls that company. The Michigan Commissioner of Insurance has entered orders entitled In
                                                                             --
the matter of a disclaimer by Tracinda Corporation with respect to its
----------------------------------------------------------------------
acquisition of an additional 14 million shares of the common stock of Chrysler
------------------------------------------------------------------------------
Corporation, Order No. 95-368-M (collectively, the "Orders"), approving
-------------------------------
Tracinda's petition for disclaimer of affiliation with Chrysler and the two Michigan insurance companies. The Orders provide that the scope of the commissioner's approval applies to Tracinda's ownership of up to 14.99% of the outstanding Common Stock, as well as to all shares of Common Stock held by Mr. Kerkorian either individually or collectively with Tracinda. The Orders were subject to certain conditions, among them that Tracinda would not take any of the following actions with respect to Chrysler's insurance companies without first obtaining the consent of the commissioner: (i) change management personnel or otherwise be involved with either of the insurance companies; (ii) seek any extraordinary dividends or distributions; or (iii) pledge the assets or stock. The Orders do not apply to any other future activity Tracinda may choose to pursue with respect to Chrysler, including the purchase of additional Common Stock or the undertaking of a proxy or consent solicitation in which Tracinda would name a slate of candidates for the Chrysler Board of Directors. If Tracinda determines to solicit proxies or consents with respect to any of the proposals described above, before commencing a proxy or consent solicitation, Tracinda will undertake such steps as Tracinda deems necessary to ascertain the applicability of the Michigan Insurance Code to that solicitation and/or to comply with, modify or amend the Orders.



                              TRACINDA CORPORATION

[      ], 1995

                             ______________________


     Questions, or requests for additional copies of materials, should be directed to:

                         D.F. King & Co., Inc.
                         77 Water Street
                         New York, NY 10005

                         Call Toll-Free:
                         1-800-290-6424

                                   SCHEDULE I

                    INFORMATION CONCERNING THE PARTICIPANTS

          The following tables set forth the name and the present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is carried on, of the persons who may be deemed to be participants on behalf of Tracinda, including the director and the executive officers of Tracinda, as well as certain employees and other representatives of Tracinda who also may solicit proxies from shareholders of the Company. The principal business address of the director and each such executive officer and employee of Tracinda is 4835 Koval Lane, Las Vegas, Nevada 89109.


                         DIRECTOR, EXECUTIVE OFFICERS,
                           AND EMPLOYEES OF TRACINDA


                                Present Office or Other Principal
Name                            Occupation or Employment with Tracinda
----                            --------------------------------------

Kirk Kerkorian                  Director, Chief Executive Officer, Chairman and
                                President

Jerome B. York                  Vice Chairman

Anthony L. Mandekic             Secretary and Treasurer

James D. Aljian                 Executive

Richard E. Sobelle              Executive

Daniel J. Taylor                Executive


                              OTHER PARTICIPANTS


Name and Principal              Present Office or Other Principal
Business Address                Occupation or Employment
------------------              ---------------------------------

Alfred Boyer                    Private investor and sole partner of Boyer
9665 Wilshire Blvd., Suite 200  Capital Management
Beverly Hills, CA  90212

Lee Iacocca                     Private investor and consultant
1440 South Sepulveda Boulevard  to Tracinda; former President, Chairman of
Los Angeles, CA  90025          the Board and Chief Executive Officer of
                                Chrysler

Alex Yemenidjian                President and Chief Operating Officer of
3799 Las Vegas Boulevard South  MGM Grand, Inc.
Las Vegas, NV  89109

                                  SCHEDULE II

           SHARES OF COMMON STOCK OWNED BY TRACINDA, ITS DIRECTOR,
               OFFICERS AND EMPLOYEES, AND BY OTHER PARTICIPANTS

     The following persons own the shares of Common Stock indicated below:

                                             Percentage of
Name                    Number of Shares     Outstanding Shares (1)
----                    ----------------     ----------------------

Tracinda Corporation    50,000,000/(2)/       13.1%

Kirk Kerkorian          51,900,000/(2) (3)/   13.6%

James D. Aljian              5,000            less than 0.1%

Daniel J. Taylor             1,000/(4)/       less than 0.1%

Alfred Boyer                 5,000/(2) (5)/   less than 0.1%

Lee A. Iacocca           2,053,826/(2) (6)/   0.5%
---------

(1) Based upon 382,560,840 shares of Common Stock outstanding, as listed in Chrysler's Form 10-Q for the quarter ended September 30, 1995.

(2) Included in the Schedule 13D previously filed by Kirk Kerkorian, Tracinda, Lee Iacocca and Alfred Boyer with the SEC.

(3)  Includes the 50,000,000 shares of Common Stock owned by Tracinda.

(4)  All 1,000 shares were purchased at $49.00 per share on December 29, 1994.

(5) Represents 5,000 Long Term Equity Anticipation options at an exercise price of $40 per share. The options expire January 20, 1996.

(6) Includes 388,986 shares of Common Stock held in a revocable grantor trust, options to purchase 1,549,090 shares of Common Stock, and 115,750 shares of Common Stock held by the Iacocca Foundation, a registered charitable foundation, over which Mr. Iacocca may be deemed to share dispositive and voting power through a board membership position. The Iacocca Foundation is located at 17 Arlington Street, Boston, MA 02116.

                   TRANSACTIONS IN THE SECURITIES OF CHRYSLER
                   WITHIN THE PAST TWO YEARS BY PARTICIPANTS

TRACINDA
--------

Number of Shares Purchased           Price per Share        Date
--------------------------           ---------------        ----
(Sold)
------

     279,500                          $46.05            December 19, 1994
      21,000                          $45.925           December 20, 1994
     738,800                          $46.05            December 20, 1994
      20,000                          $46.175           December 20, 1994
      22,200                          $45.925           December 21, 1994
     134,800                          $46.05            December 21, 1994
      41,000                          $46.30            December 21, 1994
     135,700                          $46.425           December 21, 1994
      42,800                          $46.55            December 21, 1994
      55,600                          $46.80            December 21, 1994
       7,800                          $47.30            December 22, 1994
      30,600                          $47.425           December 22, 1994
       5,500                          $47.55            December 22, 1994
     249,600                          $47.925           December 22, 1994
     344,400                          $48.05            December 22, 1994
      25,000                          $48.55            December 23, 1994
      28,000                          $48.675           December 23, 1994
      11,000                          $48.80            December 23, 1994
      69,100                          $48.925           December 23, 1994
     152,700                          $49.05            December 23, 1994
       5,500                          $49.05            December 27, 1994
     107,100                          $49.175           December 27, 1994
     150,500                          $48.925           December 28, 1994
     821,800                          $49.05            December 28, 1994
       5,000                          $48.55            December 29, 1994
      39,000                          $48.80            December 29, 1994
      80,000                          $48.925           December 29, 1994
      72,600                          $49.05            December 29, 1994
      50,000                          $49.175           December 29, 1994
      42,000                          $49.30            December 29, 1994
      85,400                          $49.675           December 29, 1994
      10,500                          $49.675           December 30, 1994
     115,500                          $50.05            December 30, 1994
  14,000,000                          $50.00              August  6, 1995

     All shares of Common Stock are pledged to Bank of America National Trust and Savings Association pursuant to a Credit Agreement dated as of June, 1991,
as amended (the "Tracinda Credit Agreement").  As of [               ], 1995,
the total amount of outstanding indebtedness under the Tracinda Credit Agreement
was approximately $ [             ].

     On November 20, 1995, Tracinda decided to donate (the "Donation") 10 million shares of Common Stock (the "Donation Shares") to the Lincy Foundation, a California non-profit public benefit corporation (the "Lincy Foundation").
The Lincy Foundation is a charitable foundation formed in 1989 by Tracinda and is funded by Tracinda. Pursuant to the terms of the Donation, Tracinda will deliver to the Lincy Foundation 25% of the Donation Shares on November 20, 1997, 25% on November 20, 1998, and 50% on November 20, 1999 (each such date herein called a "Donation Date"). The Donation is subject to the satisfaction of certain conditions, including any required consent of any lender that is a party to a credit agreement with Tracinda. Currently, the consent of the lender under the Tracinda Credit Agreement would be required because the Donation Shares constitute a portion of the collateral pledged to the lender pursuant to the Tracinda Credit Agreement. The Lincy Foundation will not assume any of Tracinda's obligations under the Tracinda Credit Agreement. Until each Donation Date, Tracinda will retain sole voting power and sole dispositive power in respect of the Donation Shares required to be delivered on such Donation Date. If, prior to a Donation Date, Tracinda has disposed of all or a portion of the Donation Shares that are required to be delivered on such Donation Date, then Tracinda shall deliver, in lieu of such Donation Shares, the proceeds received by Tracinda from the disposition thereof (net of income taxes and other expenses incurred or payable by Tracinda in connection therewith). Kirk Kerkorian is a member of the board of directors of the Lincy Foundation. The other members of the board of directors of the Lincy Foundation are James D. Aljian, Walter Sharp, Anthony L. Mandekic and Alex Yemenidjian. Messrs. Aljian, Mandekic and Yemenidjian also comprise all the executive officers of the Lincy Foundation. Each of Messrs. Aljian, Sharp, Mandekic and Yemenidjian also is a director, executive officer or executive of Tracinda or MGM Grand, Inc. (an affiliate of Tracinda) or both.

MR. KERKORIAN
-------------

Number of Shares Purchased           Price per Share       Date
--------------------------           ---------------       ----
(Sold)
-------
     58,000                            $51              August 11, 1995
    142,000                            $50.875          August 11, 1995
     50,000                            $50.875          August 18, 1995
     32,500                            $50.75           August 18, 1995
     50,000                            $50.75           August 21, 1995
     50,000                            $50.625          August 21, 1995
     50,000                            $50.5            August 21, 1995
     50,000                            $50.375          August 21, 1995
     20,000                            $50              August 22, 1995
     60,000                            $50.125          August 22, 1995
    102,500                            $50.25           August 22, 1995
     26,000                            $50.375          August 22, 1995
     50,000                            $50.5            August 22, 1995
      2,000                            $50.625          August 23, 1995
     98,000                            $50.75           August 23, 1995
     15,700                            $50.875          August 23, 1995
    129,000                            $51              August 23, 1995
     57,000                            $51.125          August 23, 1995
    450,000                            $51.25           August 23, 1995
     73,500                            $51.25           August 24, 1995
     14,000                            $51.375          August 24, 1995
     70,500                            $51.5            August 24, 1995
     28,000                            $51.625          August 24, 1995
    135,600                            $51.75           August 24, 1995
     55,700                            $51.875          August 24, 1995
     30,000                            $52              August 25, 1995

     These shares of Common Stock are subject to a pledge in favor of Swiss Bank Corporation pursuant to a Credit Agreement dated as of August 4, 1995, between
Mr. Kerkorian and Swiss Bank.  As of [        ], 1995, the total amount of
outstanding indebtedness under this Credit Agreement was approximately $[    ].


MR. YORK
--------

Number of Shares Purchased           Price per Share        Date
--------------------------           ---------------        ----
(Sold)
------

      (65)/(1)/                         --             December 7, 1993
     (100)/(1)/                         --            December 23, 1993
     (100)/(1)/                         --            December 30, 1993
   (7,000)                          $54.75              January 4, 1994
   (2,400)                          $56.00              January 6, 1994
   (3,206)                          $56.25              January 6, 1994
     (403)/(2)/                     $49.00                July 18, 1995
---------

(1)  Indicates shares donated by Mr. York as a charitable contribution.

(2)  Indicates shares which were sold by Mr. York's Individual Retirement
     Account.

     In September 1995, Tracinda entered into a Value Sharing Agreement with Mr. York, pursuant to which Tracinda has agreed to share certain incremental value with respect to 32,000,000 of the shares of Common Stock held by Tracinda. Mr. York will receive in September 2000 (or earlier at Mr. York's election, subject to certain limits) 6% of the amount by which the market value of a share of Common Stock exceeds $47.00 but does not exceed $65.00 and 3% of the amount by which the market value of a share of Common Stock exceeds $65.00 (or, in the case of the sale of shares of Common Stock for cash prior to that time, of the amount by which the cash proceeds of the sale exceed $47.00, subject to adjustment under certain circumstances).

MR. IACOCCA
-----------

Number of Shares Purchased           Price per Share        Date
--------------------------           ---------------        ----
(Sold)
------
      29,783 /(1)/                           --         December 2, 1993
     (50,000)/(2)/                      $60.228          January 1, 1994
     (38,087)/(3)/                           --             July 6, 1994
      15,560 /(1)/                           --         December 1, 1994
    (123,750)/(4)/                           --        December 28, 1994
     (58,000)/(2)/                      $ 50.00          August 10, 1995
---------

----------

(1) Indicates shares (net of shares withheld for payment of taxes) which were granted to Mr. Iacocca by Chrysler as incentive compensation.

(2)  Indicates shares which were sold by the Iacocca Foundation.

(3) Indicates shares donated by Mr. Iacocca directly to a charitable trust which pays 8% of its value to the Iacocca Foundation annually for 20 years.

(4)  Indicates shares donated by Mr. Iacocca directly to the Iacocca Foundation.

     In June 1995, Tracinda entered into a Value Sharing Agreement with Mr. Iacocca (the "Iacocca Value Sharing Agreement"), pursuant to which Tracinda has agreed to share certain incremental value with respect to 32,000,000 of the shares of Common Stock held by Tracinda. Mr. Iacocca will receive 4% of the amount by which the market value of a share of Common Stock exceeds $47.00 in June 1999 (or, in the case of the sale of shares of Common Stock for cash prior to that time, of the amount by which the cash proceeds of the sale exceed $47.00, subject to adjustment under certain circumstances). The amount payable to Mr. Iacocca under the Iacocca Value Sharing Agreement also may be limited by the terms of the November 1995 Agreement (as defined below).

     During his tenure with Chrysler, Mr. Iacocca received equity-based incentive compensation, comprised largely of options to purchase Common Stock. These stock options were granted over the years under stock option plans maintained by Chrysler, pursuant to stock option agreements (the "Stock Option Agreements") between Mr. Iacocca and Chrysler. During the period of Mr. Iacocca's service to Chrysler, he earned compensation in the form of options to purchase over 2.5 million shares of Common Stock. Of these stock options, (i) Mr. Iacocca owns options to purchase 1,436,590 shares of Common Stock as of November 21, 1995, all of which are fully vested and currently exercisable, and
(ii) Mr. Iacocca previously has attempted to exercise options to purchase 112,500 shares of Common Stock, the exercisability of which are the subject of a dispute between Mr. Iacocca and Chrysler, as discussed below (such options, together with the options referred to in clause (i) above, are herein called the "Iacocca Options"). The Iacocca Options are exercisable at prices ranging from $11.75 to $44.07 per share.

     In addition to stock options, under certain of the Stock Option Agreements, Mr. Iacocca also was granted related Limited Stock Appreciation Rights ("Limited Stock Appreciation Rights"). As of November 21, 1995, Mr. Iacocca holds Limited Stock Appreciation Rights with respect to 286,590 shares of Common Stock. Limited Stock Appreciation Rights are exercisable only during the 60-day period following a "change of control" (as defined in Chrysler's stock option plans) of Chrysler. Upon the occurrence of a change of control of Chrysler, Mr. Iacocca may elect to exercise all or some of his

Limited Stock Appreciation Rights, and to receive in cash, with respect to each share of Common Stock underlying such Limited Stock Appreciation Rights, the amount equal to the excess, if any of (i) the higher of (x) the market value of Common Stock on the date of the exercise or (y) the highest price paid for shares of Common Stock in the transaction constituting the "change of control", or, in the case of a "change of control" resulting from certain changes in the membership of the Board of Directors of Chrysler, the average of the closing price of Common Stock for the 30-day period prior to such change in the membership of the Board of Directors of Chrysler that constitutes a "change of control", over (ii) the exercise price of the related stock option, as set forth in the applicable Stock Option Agreement. Upon the exercise of a Limited Stock Appreciation Right, the related stock option, or the portion thereof with respect to which such Limited Stock Appreciation Right is exercised, terminates and, similarly, upon the exercise of a stock option related to a Limited Stock Appreciation Right, such Limited Stock Appreciation Right, or the portion thereof with respect to which such stock option is exercised, terminates.

     The Stock Option Agreements generally provide, among other things, the number of stock options granted, exercise prices, expiration dates, vesting schedule, if any, reload features, if any, procedures for exercising the stock options, Limited Stock Appreciation Rights, if any, and the plan under which the terms of the stock options are granted. By the terms of the Stock Option Agreements and the plans under which the stock options were granted, the Iacocca Options and Limited Stock Appreciation Rights will expire on or before December 31, 1997.

     Mr. Iacocca also was granted stock appreciation rights ("Stock Appreciation Rights") by Chrysler under a letter agreement, dated July 12, 1990, as amended on June 22, 1992 (the "SAR Agreement"). Of the Stock Appreciation Rights granted under the SAR Agreement, Stock Appreciation Rights relating to 187,500 shares of Common Stock remain outstanding, all of which are fully vested and currently exercisable. Pursuant to the SAR Agreement, Mr. Iacocca will be entitled to receive, upon exercise, an amount equal to all or any part of 187,500 multiplied by the difference between $15.50 (the market value of Common Stock on July 12, 1990) and the market value of Common Stock on the date of exercise. The remaining Stock Appreciation Rights will expire on December 31, 1997.

     On June 11, 1992, Chrysler and Mr. Iacocca entered into a two-year agreement (the "Chrysler Consulting Agreement") commencing upon his retirement as Chairman of the Board and Chief Executive Officer effective December 31, 1992, pursuant to which Mr. Iacocca was required to be available to devote up to 50% of his time to perform consulting and other services at Chrysler's request. Pursuant to the Chrysler Consulting Agreement, Mr. Iacocca received (a) $500,000 per year, (b) certain perquisites made available to Chrysler's executive officers, and (c) use of an office facility, staff support and certain related services, including the use of Chrysler's company aircraft by

Mr. Iacocca in connection with the performance of his consulting services. The Chrysler Consulting Agreement further contemplated that Mr. Iacocca would be nominated for election to Chrysler's Board of Directors during the term of the Chrysler Consulting Agreement and, if elected to the Board of Directors of Chrysler, that Mr. Iacocca would serve as a director and as Chairman of the Executive Committee of the Board without any additional compensation.

     On November 6, 1995, Mr. Iacocca commenced a lawsuit in the Superior Court of California, Los Angeles County, against Chrysler. The lawsuit arises out of Chrysler's refusal to honor the exercise of certain of the Iacocca Options granted to Mr. Iacocca as compensation during his years of service as Chrysler's President, Chairman of the Board and Chief Executive Officer. Chrysler has taken the position that the conditions to the exercise of such Iacocca Options have not been satisfied, which position is disputed by Mr. Iacocca. Mr. Iacocca's complaint alleges that Chrysler's management and Board of Directors have sought to impose a forfeiture of some or all of those Iacocca Options in retaliation against Mr. Iacocca's affiliation with Tracinda. The complaint asserts causes of action for breach of contract, specific performance, omissions of material facts, breach of fiduciary duty, equitable estoppel and declaratory relief, and seeks, among other things, compensatory and punitive damages.

     On November 3, 1995, Tracinda entered into an agreement with Mr. Iacocca (the "November 1995 Agreement"), pursuant to which Mr. Iacocca will receive at least $42 million in the aggregate, whether from Chrysler, Tracinda or both, in respect of his interest in the Iacocca Options and his rights under the Iacocca Value Sharing Agreement. If, with respect to the Iacocca Options, Mr. Iacocca receives at least $42 million upon their exercise or sale, or pursuant to a judgment against or a settlement with Chrysler, then Mr. Iacocca will receive all amounts to which he is entitled under the Iacocca Value Sharing Agreement. If Mr. Iacocca does not so receive $42 million in the aggregate with respect to the Iacocca Options, then Mr. Iacocca will receive payments under the Iacocca Value Sharing Agreement and the November 1995 Agreement equal to the excess of $42 million over all amounts received by Mr. Iacocca in respect of the Iacocca Options upon their exercise or sale, or pursuant to a judgment or settlement with Chrysler, and will not be entitled to any other value sharing payment under the Iacocca Value Sharing Agreement. Under the November 1995 Agreement, Tracinda also has agreed to pay Mr. Iacocca's legal fees in respect of litigation relating to the Iacocca Options up to a maximum of $2 million, subject to reimbursement by Mr. Iacocca to the extent Mr. Iacocca receives amounts in respect of the Iacocca Options in excess of $42 million.


MR. BOYER
---------

     In June 1995, Tracinda entered into a Value Sharing Agreement with Mr. Boyer, pursuant to which Tracinda has agreed to share certain incremental value with respect to

32,000,000 of the shares of Common Stock held by Tracinda. Mr. Boyer will receive 1% of the amount by which the market value of a share of Common Stock exceeds $47.00 in June 1999 (or, in the case of the sale of shares of Common Stock for cash prior to that time, of the amount by which the cash proceeds of the sale exceed $47.00, subject to adjustment under certain circumstances).

                                  SCHEDULE III

                 BENEFICIAL OWNERSHIP OF CHRYSLER COMMON STOCK

     The following information is derived from publicly available information on file with the SEC, and sets forth the number of shares of Common Stock beneficially owned by the directors and executive officers of Chrysler as of July 6, 1995 (unless otherwise noted):


                                               NUMBER OF SHARES     TOTAL NUMBER
                                                 WHICH MAY BE        OF SHARES
            NAME OF               NUMBER OF     ACQUIRED WITHIN     BENEFICIALLY
     BENEFICIAL OWNER (1)        SHARES OWNED     60 DAYS (2)       OWNED (3)(4)
-------------------------        ------------  ----------------     ------------

Lilyan H. Affinito                    3,466             6,600        10,066
Robert E. Allen                       1,000               600         1,600
Joseph E. Antonini                    6,130             2,100         8,230
Joseph A. Califano, Jr.               3,466             5,100         8,566
Theodor R. Cunningham                27,176           241,699       268,875
Thomas G. Denomme                    23,044            92,698       115,742
Robert J. Eaton                     103,872           549,410       653,282
Earl G. Graves                        1,980             6,150         8,130
Kent Kresa                            2,180             6,150         8,330
Robert J. Lanigan                     3,337             3,000         6,337
Robert A. Lutz                       58,381           493,034       582,066
Peter A. Magowan                     15,430             3,000        18,430
Malcolm T. Stamper                    4,577             2,100         6,677
Gary C. Valade                       12,887           125,298       138,185
Lynton R. Wilson                      1,500               600         2,100
All Directors and Executive
    Officers, including those
    named above, as a Group         672,480         3,158,841     3,861,972(5)

------------------

(1) No director or executive officer is the beneficial owner of other equity securities of Chrysler or any of its subsidiaries. No director or executive officer beneficially owns more than 1.0% of the shares of Common Stock outstanding.

(2) This column lists the number of shares which the directors and executive officers have the right to acquire within 60 days after July 6, 1995 through the exercise of stock options. The shares shown in this column are included in the Total Number of Shares Beneficially Owned column.

(3) Unless otherwise indicated, each person included in the group has sole investment power and sole voting power with respect to the shares of Common Stock beneficially owned by such person.

                                     III-1

(4) Does not include shares of Common Stock held by the dividend reinvestment plan and the trustees under the Chrysler savings plans.

(5) Includes 13,497 shares of Common Stock held by family members of executive officers, the beneficial ownership of which has been disclaimed by such officers in the reports filed with the SEC.

     According to public documents filed with the SEC, the following person (in addition to Kirk Kerkorian and Tracinda) beneficially owned more than 5% of the shares of Common Stock as of July 31, 1995:



                         Voting Power        Disposition Power
                      -------------------    ------------------                 Percent of
Name and Address        Sole       Shared    Sole      Shared      Total(2)      class (2)
------------------------------------------------------------------------------------------
FMR Corp. (1)           1,257,073    0      48,338,267  0          48,338,267     13.04%
82 Devonshire Street
Boston, MA  02109
------------------------------------------------------------------------------------------

(1) Based on the Schedule 13G filed by FMR Corp. with the Commission on August 7, 1995. The Schedule 13G indicates that beneficial ownership of substantially all of these shares arises through the investment advisory activities of Fidelity Management and Research Company ("FMRC") and the investment management activities of Fidelity Management Trust Company, each a wholly owned subsidiary of FMR Corp., and Fidelity International Limited, an investment advisor to various investment companies.

(2) The Schedule 13G additionally reports that Mr. Edward C. Johnson 3rd, chairman of FMR Corp., together with other family members part of a controlling group of FMR Corp., is the beneficial owner of the same shares.

     Subsequent to July 31, 1995, a Form 13F-E, dated November 15, 1995, for the quarter ended September 30, 1995, was filed with the Commission by FMRC, on behalf of itself and other affiliated institutional investment managers, and indicated holdings of 55,082,374 shares of Common Stock, in respect of which there was (i) sole voting authority as to 1,125,997 shares, (ii) shared voting authority as to 0 shares, and (iii) no voting authority as to 53,956,377 shares.

                             ______________________

     Although Tracinda does not have any information that would indicate that any information contained in this Schedule III, which has been taken from documents on file with the SEC, is inaccurate or incomplete, Tracinda assumes no responsibility for the accuracy or completeness of such information.

                                     III-2